

July 31, 2013

Via E-mail
Mark Kaczynski
President
Nissan Auto Receivables Corporation II
c/o Nissan Motor Acceptance Corporation
One Nissan Way,
Franklin, Tennessee, 37067

      Re: Nissan Auto Receivables 2010-A Owner Trust
                Form 10-K for Fiscal Year Ended March 31, 2013
                Filed June 28, 2013
                File No. 333-165171-01

Dear Mr. Kaczynski:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Robert Errett

                              Robert Errett
                              Special Counsel